NexTrend Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statement

For the Year Ended December 31, 2025

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Borad of Directors and the Stockholder of NexTrend Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NexTrend Securities, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



DCPA
We have served as the Company's auditor since 2024.
Century City, California
January 12, 2026

NexTrend Securities, Inc.
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	20,341
Accounts receivable		74
Prepaid expenses		3,661
Total assets	$	24,076

Liabilities and Stockholder's Equity

Liabilities

Accrued liabilities	$	500
Accounts payable		1,512
Total liabilities		2,012

Stockholder's equity

Common stock, no par value, 1,000 shares authorized, 1,000 shares issued and outstanding		-
Additional paid-in capital		1,024,856
Accumulated deficit		(1,002,792)
Total stockholder's equity		22,064
Total liabilities and stockholder's equity	$	24,076

The accompanying notes are an integral part of these financial statements.

NexTrend Securities, Inc.
Notes to Financial Statements
December 31, 2025

Note 1 – Organization and Nature of Business
NexTrend Securities, Inc. (the "Company") was incorporated in the State of Texas on July 24, 1997, under the name Five Star Trading, Inc. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is a subsidiary of NexTrend Technologies, Inc. (the "Parent").

Note 2 – Significant Accounting Policies
Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable – The Company states receivables at estimated net collectible value. The receivables are generally fully collected within 30 days. An allowance for accounts receivable is made against uncollectible amounts.

Revenue – The Company earns its revenues from fees and services associated with 1031 Delaware Statutory Trust real estate products which are Reg D private placement offerings. The revenues are recorded when the transaction is closed. The Firm also receives compensation and reimbursement from the sponsor related to due diligence. The Company is reimbursed for expenses incurred in accordance with the terms and conditions of the agreements.

Outside Services – Outside Services are recorded when transactions are closed.

Income Taxes – The Company is treated as a member of a controlled group for federal income tax purposes, and the parent company, NexTrend Technologies, Inc., files the consolidated federal income tax return. In accordance with the Consent Plan and Apportionment Schedule for a Controlled Group (IRS Schedule O), all federal income taxes are paid by the parent company. For financial reporting purposes, the Company is treated as a stand alone entity. As a result, no federal income taxes are payable by or provided for by the Company.

U.S. generally accepted accounting principles provide guidance on the recognition and disclosure of uncertain tax positions. Management has evaluated the Company's tax positions and believes that the positions taken in its federal and state tax returns are more likely than not to be sustained upon examination. The Company is subject to examination by U.S. federal and state tax authorities for tax years 2022 through the present.

Note 3 – Accounts Receivable
Accounts receivables are stated net of uncollectible amounting to $74 at December 31, 2025. No reserve for uncollectible accounts existed at December 31, 2025. Included in the accounts receivable are reimbursement expenses from an independent contractor.

Note 4 – Related Party
The Company uses office space provided by the Parent company. In accordance with the Expense Sharing Agreement, the Parent company may charge up to $12,500 per year for the use of office space. No rent expense was recorded for the year ended December 31, 2025.

NexTrend Securities, Inc.
Notes to Financial Statements
December 31, 2025

Note 5 – Net Capital Requirements
The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $18,329 which was $13,329 more than required net capital of $5,000. The net capital ratio was 0.11 to 1.

Note 6 – Commitments, Contingencies and Liquidity
The Company does not have any commitments, guarantees, or contingencies and is not aware of any circumstances that may result in the assertion of a claim at a future date. The Company has operational expenses and obligations to meet net capital requirements and incurred net losses during the year. Any future shortfall in available funds would be addressed through increased operating revenues or, if necessary, through additional paid-in capital contributions from the Parent company, which expects to provide funding as needed.

Note 7 – Recently Issued Accounting Pronouncements
New accounting pronouncements are incorporated into the Accounting Standards Codification ("ASC") through the issuance of Accounting Standards Updates ("ASU's"). For the year ending December 31, 2025, various ASU's issued by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications of these pronouncements and the possible impact they may have on the Company's financial statements. Management has determined that the pronouncement has either limited or no application to the Company and would not have a material impact on the financial statements taken as a whole.

Note 8 – Segment Reporting
The Company applies ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The Company operates as a single reportable brokerage services segment. The Chief Executive Officer serves as the Chief Operating Decision Maker ("CODM") and allocates resources and evaluates performance consistent with how the Company manages its business and reports financial results. The nature of the Company's business and accounting policies for this segment are described in the Business Description and Summary of Significant Accounting Policies.

Note 9 – Subsequent Events
The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.